COMMENTS RECEIVED ON 10/10/2024 and 10/29/24

FROM BRIAN SZILAGYI and DANIEL GREENSPAN

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Freedom Blend Income Fund, Fidelity Freedom Blend 2010 Fund, Fidelity Freedom Blend 2015 Fund, Fidelity Freedom Blend 2020 Fund, Fidelity Freedom Blend 2025 Fund, and Fidelity Freedom Blend 2030 Fund,

Fidelity Simplicity RMD Income Fund, Fidelity Simplicity RMD 2010 Fund, Fidelity Simplicity RMD 2015 Fund, Fidelity Simplicity RMD 2020 Fund, Fidelity Simplicity RMD 2025 Fund, and Fidelity Simplicity RMD 2030 Fund

N-14 FILED ON 10/01/2024

N-14 Proxy Statement and Prospectus

1)

SYNOPSIS – Annual Fund and Class Operating Expenses

C:

The Staff requests we disclose the rationale for excluding certain share classes.

R:

The Simplicity RMD funds are single class funds. Although the Freedom Blend funds are multiple class funds, we are only registering shares of the retail class of the Freedom Blend funds, as shareholders would receive retail class shares in exchange for their Simplicity RMD fund shares in the Reorganizations. Additionally, as noted in the “Management of the Funds” section of the proxy statement/prospectus, each class of a Freedom Blend fund pays a different all-inclusive management fee rate to the fund’s Adviser. Accordingly, we have not included information in this section for the share classes of the Freedom Blend funds that would not be involved in the Reorganizations.

2)

SYNOPSIS – Annual Fund and Class Operating Expenses

C:

The Staff requests we confirm in correspondence that estimated merger-related costs attributable to the acquiring fund that occur after the closing date are reflected in the pro forma column.

R:

There are no estimated merger-related costs attributable to the acquiring funds that will occur after the closing date.

3)

SYNOPSIS – Annual Fund and Class Operating Expenses

C:

The Staff requests we explain why acquired fund fees and expenses are not included in the fee tables.

R:

The Simplicity RMD funds and the Freedom Blend funds both invest in underlying Series funds. The acquired fund fees and expenses attributed to each of the Simplicity RMD funds and Freedom Blend funds from the underlying Series funds are less than ½ of 1 bp.

4)

SYNOPSIS – Annual Fund and Class Operating Expenses

C:

The Staff notes that the table for the income funds shows 0.00% for distribution and/or service (12b-1) fees, while the other tables disclose “None” and requests we update the table for consistency.

R:

We will revise the table for the income funds to show “None” for consistency with the other tables.

5)

SYNOPSIS – Who bears the expenses associated with the Reorganization?

“For each Acquired Fund, pursuant to its all-inclusive management contract, FMR will bear any merger related audit, legal, or state registration costs. In addition, FMR will bear a portion of the one-time administrative costs associated with each Reorganization. Any transaction costs associated with portfolio adjustments to an Acquired Fund and an Acquiring Fund due to the respective Reorganization that occur prior to the Closing Date will be borne by such Acquired Fund and such Acquiring Fund, respectively. Any transaction costs associated with portfolio adjustments to ~~an Acquired Fund and~~ an Acquiring Fund due to the respective Reorganization that occur after the Closing Date and any additional merger-related costs attributable to such Acquiring Fund that occur after the Closing Date will be borne by the respective Acquiring Fund.”

C:

The Staff requests we remove “an Acquired Fund and” as noted above.

R:

We will update the language as requested.

6)

COMPARISON OF RISK FACTORS – Year-by-Year Returns

C:

The Staff requests we Include the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart.

R:

We will update the year-to-date return information to be as of September 30, 2024.

7)

THE PROPOSED TRANSACTIONS - Federal Income Tax Considerations

“The table below shows each fund’s approximate net assets, net realized gains/losses (including any capital loss carryforwards) and net unrealized gains/losses as of May 31, 2024. Assuming the Reorganization qualifies as a tax-free reorganization as expected, Fidelity Simplicity RMD Income FundSM’s unrealized gains/losses and net realized losses (if any) at the time of the Reorganization will generally carryover to Fidelity Freedom® Blend Income Fund in the Reorganization. The Reorganization could trigger tax rules that would impose an annual limit on Fidelity Freedom® Blend Income Fund’s ability to use Fidelity Simplicity RMD Income FundSM’s net realized and/or net unrealized losses (if any at the time of the Reorganization) to offset gains following the Reorganization. The foregoing distributions may be taxable.”

C:

The Staff requests we disclose the dollar amount and the ability to carry forward the losses indefinitely as of the most recent practicable date.

R:

Form N-14 does not require disclosure of the specific dollar amount of any capital loss carryforward. Capital loss carryforwards are addressed under “Federal Income Tax Considerations”, and as such we believe our existing disclosure is sufficient. Further, any capital loss carryforward would be indistinct from realized capital losses as they are the same for tax purposes.

“Assuming the Reorganization qualifies as a tax-free reorganization as expected, [Name of Fidelity Simplicity RMD Fund]’s unrealized gains/losses and net realized losses (if any) at the time of the Reorganization will generally carryover to [Name of Fidelity Freedom Blend Fund] in the Reorganization. The Reorganization could trigger tax rules that would impose an annual limit on [Name of Fidelity Freedom Blend Fund]’s ability to use [Name of Fidelity Simplicity RMD Fund]’s net realized and/or net unrealized losses (if any at the time of the Reorganization) to offset gains following the Reorganization.”

8)

THE PROPOSED TRANSACTIONS – Capitalization

C:

The Staff requests we make a representation that there have been no material changes since the most recent balance sheet that should be reflected in each capitalization table.

R:

We will update the capitalization tables to reflect information as of September 30, 2024.

9)

THE PROPOSED TRANSACTIONS – Capitalization

C:

The Staff notes that all share classes should be shown in the tables even if they are not included in the merger.

R:

We will update the capitalization tables to include all share classes as requested.

10)

THE PROPOSED TRANSACTIONS – Capitalization

C:

The Staff requests we ensure that the total assets of each target fund and acquiring fund are disclosed in the body of the capitalization table or in a note so that shareholders can compare the relative sizes of the funds.

R:

We will add a footnote to the capitalization tables with the total assets of each target fund and acquiring fund as requested.

11)

THE PROPOSED TRANSACTIONS – Capitalization

“Net assets were not adjusted for estimated one time cost associated with the fund’s reorganization proxy statement/prospectus of $42,000. Pursuant to the fund’s all-inclusive management contract, FMR will bear any merger related audit, legal or state registration costs. In addition, FMR will bear a portion of the one-time administrative costs associated with the Reorganization.”

C:

The Staff requests we confirm the costs referenced in the footnote above would be attributed to the acquiring fund, not the acquired fund.

R:

The estimated costs included in the footnote refer to the estimated one time proxy costs related to the proposal. Accordingly, we believe our existing disclosure is sufficient.

12)

THE PROPOSED TRANSACTIONS – Capitalization

C:

The Staff requests we adjust the first NAV to $51.93 in the table for the 2010 target date funds.

R:

As noted in response to Comment 8, we will update the capitalization tables to reflect information as of September 30, 2024.

13)

FORM N-14

C:

The Staff requests we provide the proxy card(s) before the N-14 goes effective.

R:

We have provided forms of proxy cards to the Staff via e-mail.

14)

SYNOPSIS - How do the funds’ investment objectives, strategies, policies, and limitations compare?

C:

The Staff requests we add disclosure stating the investment objective is not fundamental for the acquiring funds.

R:

We will add disclosure as requested for both the acquiring funds and any target fund whose investment objective is not fundamental.

15)

SYNOPSIS - How do the funds’ investment objectives, strategies, policies, and limitations compare?

C:

The Staff requests we explain the slight difference between whom the funds are designed for in a narrative discussion. The Staff acknowledged each set of funds’ strategy regarding age at retirement is included and the differences in the acquiring funds are not inconsistent with the acquired funds’ strategy, but asserted a narrative explanation would be helpful.

R:

We will add the following disclosure in the “SYNOPSIS - How do the funds’ investment objectives, strategies, policies, and limitations compare?” section to address this comment and Comment 16.

“Fidelity Simplicity RMD funds are designed for investors who turn age 70 in or near the target date in each fund's name. The funds are managed assuming that the minimum required distribution is withdrawn at each age. Fidelity Freedom Blend funds are intended for investors who turn age 65 on or near a given target date and are designed for a broader range of customers in accumulation and decumulation. The current neutral asset allocation for each product suite reflects Fidelity's research and views on customer needs and sensitivities, capital markets, and diversification. The difference in the current neutral asset allocations combined with the difference in customer age at a fund's target date year (70 versus 65) currently results in similar neutral asset allocations for the same vintage years. Below is additional information on the funds.”

16)

SYNOPSIS - How do the funds’ investment objectives, strategies, policies, and limitations compare?

C:

The Staff requests we add a narrative description of the differences between the glide paths.

R:

Please see response to Comment 15.

17)

SYNOPSIS – Who bears the expenses associated with the Reorganization?

“For each Acquired Fund, pursuant to its all-inclusive management contract, FMR will bear any merger related audit, legal, or state registration costs. In addition, FMR will bear a portion of the one-time administrative costs associated with each Reorganization. Any transaction costs associated with portfolio adjustments to an Acquired Fund and an Acquiring Fund due to the respective Reorganization that occur prior to the Closing Date will be borne by such Acquired Fund and such Acquiring Fund, respectively. Any transaction costs associated with portfolio adjustments to an Acquired Fund and an Acquiring Fund due to the respective Reorganization that occur after the Closing Date and any additional merger-related costs attributable to such Acquiring Fund that occur after the Closing Date will be borne by the respective Acquiring Fund.”

C:

The Staff requests we disclose the portion of administrative costs that are the responsibility of the funds.

R:

Form N-1A generally does not require separate disclosure of estimated costs associated with fund reorganizations in a proxy statement/prospectus. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which in turn requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation; Form N-14 does not otherwise require disclosure of estimated reorganization expenses in a proxy statement/prospectus. Nonetheless, the capitalization table footnotes include the estimated one-time proxy costs related to the proposals. As a result, we believe our existing disclosure is sufficient.

18)

THE PROPOSED TRANSACTIONS – Reasons for the Reorganization

C:

The Staff requests we confirm that the disclosure reflects all the Board considerations that were not in favor of the reorganization.

R:

For each proposed reorganization, the information provided in the “Reasons for the Reorganization” section reflects the considerations and findings made by the Board in reaching its determination that the proposed reorganization is in the best interests of shareholders of each fund.

19)

THE PROPOSED TRANSACTIONS - Federal Income Tax Considerations

“The Reorganization is expected to end the tax year of Fidelity Simplicity RMD Income FundSM, which could accelerate distributions to shareholders from Fidelity Simplicity RMD Income FundSM for its short tax year ending on the Closing Date. On or before the Closing Date, Fidelity Simplicity RMD Income FundSM may declare one or more distributions to its shareholders, which together with all previous distributions, will have the effect of distributing to shareholders all of its investment company taxable income (computed without regard to the deduction for dividends paid), net tax-exempt income, if any, and net realized capital gains, if any, through the Closing Date (including any gains attributable to portfolio repositioning that occurs prior to the Closing Date in connection with the Reorganization). Any of the foregoing distributions may be taxable.”

C:

The Staff requests we disclose any significant portfolio repositioning that will occur in connection with the reorganization, if any.

R:

Any portfolio repositioning would result in transaction costs of less than ½ of 1 bp for each Acquired Fund. Accordingly, we have not revised the disclosure.

20)

VOTING INFORMATION - Record Date; Quorum; and Method of Tabulation

“All proxies solicited by the Board of Trustees that are properly executed and received by the Secretary prior to the Meeting, and that are not revoked, will be voted at the Meeting. Shares represented by such proxies will be voted in accordance with the instructions thereon. If no specification is made on a properly executed proxy card, it will be voted FOR the matters specified on the proxy card. All shares that are voted and votes to ABSTAIN will be counted toward establishing a quorum, as will broker non-votes. (Broker non-votes are shares for which (i) the beneficial owner has not voted and (ii) the broker holding the shares does not have discretionary authority to vote on the particular matter.)”

C:

The Staff request we revise to state that if a beneficial owner does not provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to the owner’s shares and, accordingly, the shares will not count for purposes of quorum.

R:

The disclosure will be revised to remove the reference to including broker non-votes for quorum purposes, as shown below.

“All proxies solicited by the Board of Trustees that are properly executed and received by the Secretary prior to the Meeting, and that are not revoked, will be voted at the Meeting. Shares represented by such proxies will be voted in accordance with the instructions thereon. If no specification is made on a properly executed proxy card, it will be voted FOR the matters specified on the proxy card. All shares that are voted and votes to ABSTAIN will be counted toward establishing a quorum.~~, as will broker non-votes. (Broker non-votes are shares for which (i) the beneficial owner has not voted and (ii) the broker holding the shares does not have discretionary authority to vote on the particular matter.)~~”